UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

ENDO Pharmaceuticals Holdings Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class Securities)

29264F205

D. E. Shaw & Co., L.P.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

October 12, 2009

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 8,257,613
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 8,257,613
11	Aggregate Amount Beneficially Owned by Each Reporting Person[1] 8,257,613
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.0
14	Type of Reporting Person (See Instructions) OO

1 The 8,257,613 Common Shares set forth above include (a) 8,232,613 Common Shares owned by Valence and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 8,318,113
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 8,325,743
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,325,743
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 8,318,113
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 8,325,743
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,325,743
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2007, by Amendment No. 2 to Schedule 13D filed with the SEC on November 21, 2007, by Amendment No. 3 to Schedule 13D filed with the SEC on December 21, 2007, by Amendment No. 4 to Schedule 13D filed with the SEC on February 28, 2008, by Amendment No. 5 to Schedule 13D filed with the SEC on May 2, 2008, by Amendment No. 6 to Schedule 13D files with the SEC on February 17, 2009, by Amendment No. 7 to Schedule 13D filed with the SEC on March 11, 2009, and by Amendment No. 8 to Schedule 13D filed with the SEC on August 28, 2009  (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D is hereby supplemented as follows:

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on July 30, 2009, there were 117,179,342 Common Shares issued and outstanding as of July 24, 2009.  The 8,257,613 Common Shares (the “Valence Shares”) beneficially owned by Valence represent approximately 7.0% of the Common Shares issued and outstanding.[2] The 8,325,743 Common Shares beneficially owned by DESCO LP (the “Subject Shares”) represent approximately 7.1% of the Common Shares issued and outstanding.  The Subject Shares are comprised of (i) the Valence Shares and (ii) 68,130 Common Shares under the management of DESIM LLC (the “DESIM Shares”).

Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares.  DESIM LLC has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 60,500 of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 7,630 of the DESIM Shares. Valence disclaims beneficial ownership of the DESIM Shares; and DESIM LLC disclaims beneficial ownership of the Valence Shares.

DESCO LP, as managing member and investment adviser of Valence and managing member of DESIM LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) 60,500 of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 7,630 of the DESIM Shares.  As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) 60,500 of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 7,630 of the DESIM Shares.  Neither DESCO LP nor DESCO Inc. owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence and the managing member of DESIM LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) 60,500 of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 7,630 of the DESIM Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares from August 28, 2009 through October 14, 2009, which were all brokered transactions, are set forth below:

2  The 8,257,613 Common Shares set forth above include (a) 8,232,613 Common Shares owned by Valence and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

Name	Date	Price per Share[3]	Number of Shares Purchased/(Sold)
Valence	8/28/2009	22.65[4]	(60,000)
Valence	8/31/2009	22.57[5]	(73,069)
Valence	9/1/2009	22.35[6]	(84,900)
Valence	9/2/2009	21.87[7]	(125,938)
Valence	9/8/2009	22.58[8]	(79,500)
DESIM LLC	9/9/2009	22.75[9]	400
Valence	9/9/2009	22.76[10]	(71,078)
DESIM LLC	9/10/2009	22.77	300
Valence	9/10/2009	22.86[11]	(50,102)
Valence	9/10/2009	22.71	303
Valence	9/11/2009	22.94[12]	(45,000)
Valence	9/11/2009	22.94[13]	9,300
Valence	9/14/2009	23.04[14]	(32,700)
Valence	9/14/2009	23.03[15]	6,111
DESIM LLC	9/15/2009	23.11[16]	11,720
Valence	9/15/2009	23.06[17]	(50,700)
Valence	9/15/2009	23.09[18]	13,500
DESIM LLC	9/16/2009	22.99[19]	9,720
Valence	9/16/2009	22.99[20]	(50,062)
Valence	9/16/2009	22.99[21]	11,700
DESIM LLC	9/17/2009	22.87[22]	10,100
Valence	9/17/2009	22.82[23]	(21,073)
Valence	9/17/2009	22.79[24]	19,826
DESIM LLC	9/18/2009	22.67[25]	8,476
Valence	9/18/2009	22.66[26]	(15,500)
Valence	9/18/2009	22.55[27]	26,400
DESIM LLC	9/21/2009	22.51[28]	5,300
Valence	9/21/2009	22.54[29]	(41,995)
Valence	9/21/2009	22.51[30]	11,162
DESIM LLC	9/22/2009	22.41[31]	9,796
Valence	9/22/2009	22.45[32]	(73,261)
Valence	9/22/2009	22.42[33]	8,014
DESIM LLC	9/23/2009	22.49[34]	11,330
Valence	9/23/2009	22.53[35]	(52,545)
Valence	9/23/2009	22.40[36]	1,700
DESIM LLC	9/24/2009	22.34[37]	200
Valence	9/24/2009	22.55[38]	(57,998)
Valence	9/24/2009	22.43[39]	5,200

3 Where weighted average price is used for the reported transactions, the reporting person undertakes to provide upon request by the U.S. Securities and Exchange Commission, full information regarding the number of shares purchased or sold at each separate price.
4 A weighted average price based on prices ranging from $22.61 to $22.70.
5 A weighted average price based on prices ranging from $22.50 to $22.76.
6 A weighted average price based on prices ranging from $22.22 to $22.57.
7 A weighted average price based on prices ranging from $22.77 to $22.99.
8 A weighted average price based on prices ranging from $22.40 to $22.71.
9 A weighted average price based on prices ranging from $22.74 to $22.75.
10 A weighted average price based on prices ranging from $22.70 to $22.97.
11 A weighted average price based on prices ranging from $22.70 to $22.96.
12 A weighted average price based on prices ranging from $22.90 to $22.97.
13 A weighted average price based on prices ranging from $22.86 to $22.99.
14 A weighted average price based on prices ranging from $22.92 to $23.12.
15 A weighted average price based on prices ranging from $22.97 to $23.09.
16 A weighted average price based on prices ranging from $22.98 to $23.27.
17 A weighted average price based on prices ranging from $23.00 to $23.29.
18 A weighted average price based on prices ranging from $23.01 to $23.27.
19 A weighted average price based on prices ranging from $22.93 to $23.04.
20 A weighted average price based on prices ranging from $22.94 to $23.05.
21 A weighted average price based on prices ranging from $22.92 to $23.05.
22 A weighted average price based on prices ranging from $22.73 to $22.94.
23 A weighted average price based on prices ranging from $22.74 to $22.95.
24 A weighted average price based on prices ranging from $22.69 to $22.95.
25 A weighted average price based on prices ranging from $22.53 to $22.76.
26 A weighted average price based on prices ranging from $22.60 to $22.71.
27 A weighted average price based on prices ranging from $22.49 to $22.74.
28 A weighted average price based on prices ranging from $22.40 to $22.61.
29 A weighted average price based on prices ranging from $22.39 to $22.65.
30 A weighted average price based on prices ranging from $22.43 to $22.66.
31 A weighted average price based on prices ranging from $22.19 to $22.54.
32 A weighted average price based on prices ranging from $22.28 to $22.52.
33 A weighted average price based on prices ranging from $22.20 to $22.50.
34 A weighted average price based on prices ranging from $22.28 to $22.64.
35 A weighted average price based on prices ranging from $22.30 to $22.65.
36 A weighted average price based on prices ranging from $22.31 to $22.61.
37 A weighted average price based on prices ranging from $22.31 to $22.37.
38 A weighted average price based on prices ranging from $22.31 to $22.66.
39 A weighted average price based on prices ranging from $22.32 to $22.49.

Valence	9/25/2009	22.16[40]	(16,047)
Valence	9/25/2009	22.36[41]	14,783
DESIM LLC	9/28/2009	22.72	(100)
DESIM LLC	9/28/2009	22.75[42]	1,000
Valence	9/28/2009	22.65[43]	(700)
Valence	9/28/2009	22.77[44]	10,633
Valence	9/29/2009	22.80[45]	(34,100)
Valence	9/29/2009	22.77[46]	11,500
DESIM LLC	9/30/2009	22.31[47]	(500)
DESIM LLC	9/30/2009	22.42[48]	300
Valence	9/30/2009	22.60[49]	(20,900)
Valence	9/30/2009	22.54[50]	2,100
DESIM LLC	10/1/2009	22.22[51]	300
Valence	10/1/2009	22.21[52]	(25,400)
Valence	10/1/2009	22.40[53]	2,128
DESIM LLC	10/2/2009	22.23[54]	900
Valence	10/2/2009	22.42[55]	(16,747)
Valence	10/2/2009	22.21[56]	18,144
DESIM LLC	10/5/2009	23.56[57]	(200)
Valence	10/5/2009	23.50[58]	(203,100)
Valence	10/5/2009	23.44[59]	35,871
DESIM LLC	10/6/2009	23.51[60]	(200)
Valence	10/6/2009	23.55[61]	(15,078)
Valence	10/6/2009	23.71[62]	18,149
Valence	10/7/2009	23.50[63]	(55,000)
Valence	10/7/2009	23.50[64]	3,000
DESIM LLC	10/8/2009	23.78	(100)
Valence	10/8/2009	23.92[65]	(56,400)
Valence	10/8/2009	23.90[66]	12,700
DESIM LLC	10/9/2009	23.79	(100)
Valence	10/9/2009	23.78[67]	(9,800)
Valence	10/9/2009	23.79[68]	800
Valence	10/12/2009	23.99[69]	(85,000)
Valence	10/12/2009	23.94[70]	2,600
Valence	10/13/2009	23.78[71]	(60,000)
Valence	10/13/2009	23.82[72]	500
Valence	10/14/2009	23.85[73]	(50,000)

40 A weighted average price based on prices ranging from $22.13 to $22.20.
41 A weighted average price based on prices ranging from $22.11 to $22.67.
42 A weighted average price based on prices ranging from $22.43 to $22.85.
43 A weighted average price based on prices ranging from $22.37 to $22.89.
44 A weighted average price based on prices ranging from $22.43 to $22.89.
45 A weighted average price based on prices ranging from $22.70 to $22.88.
46 A weighted average price based on prices ranging from $22.65 to $22.90.
47 A weighted average price based on prices ranging from $22.30 to $22.33.
48 A weighted average price based on prices ranging from $22.38 to $22.50.
49 A weighted average price based on prices ranging from $22.33 to $22.67.
50 A weighted average price based on prices ranging from $22.28 to $22.64.
51 A weighted average price based on prices ranging from $22.15 to $22.32.
52 A weighted average price based on prices ranging from $22.11 to $22.37.
53 A weighted average price based on prices ranging from $22.31 to $22.51.
54 A weighted average price based on prices ranging from $22.15 to $22.35.
55 A weighted average price based on prices ranging from $22.30 to $22.46.
56 A weighted average price based on prices ranging from $22.09 to $22.50.
57 A weighted average price based on prices ranging from $23.40 to $23.71.
58 A weighted average price based on prices ranging from $23.32 to $23.74.
59 A weighted average price based on prices ranging from $22.98 to $23.75.
60 A weighted average price based on prices ranging from $23.50 to $23.51.
61 A weighted average price based on prices ranging from $23.51 to $23.90.
62 A weighted average price based on prices ranging from $23.40 to $23.93.
63 A weighted average price based on prices ranging from $23.35 to $23.63.
64 A weighted average price based on prices ranging from $23.35 to $23.61.
65 A weighted average price based on prices ranging from $23.81 to $24.01.
66 A weighted average price based on prices ranging from $23.78 to $24.01.
67 A weighted average price based on prices ranging from $23.75 to $23.86.
68 A weighted average price based on prices ranging from $23.75 to $23.85.
69 A weighted average price based on prices ranging from $23.85 to $24.00.
70 A weighted average price based on prices ranging from $23.88 to $23.97.
71 A weighted average price based on prices ranging from $23.70 to $23.90.
72 A weighted average price based on prices ranging from $23.78 to $23.87.
73 A weighted average price based on prices ranging from $23.70 to $23.93.

(d) Other than with respect to Common Shares which Valence has the right to acquire through call options, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Valence maintains an open short position of 1,200 Common Shares.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer as of October 14, 2009.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  October 14, 2009

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias
Authorized Signatory

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias
Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Rochelle Elias
Attorney-in-Fact for David E. Shaw

Exhibit 1

POWER OF ATTORNEY
FOR CERTAIN FILINGS
UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, David E. Shaw, hereby make, constitute, and appoint each of:

Anne Dinning,

Rochelle Elias,

Julius Gaudio,

John Liftin,

Louis Salkind,

Stuart Steckler,

Maximilian Stone, and

Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner, managing member, or manager of other entities, any of which in turn may be acting for itself or other entities) all documents, certificates, instruments, statements, other filings, and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, and 13F and Schedules 13D and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing, or filing any such documents to or with the appropriate governmental or regulatory authority.  Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 24, 2004, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date:  October 24, 2007

DAVID E. SHAW, as President of
D. E. Shaw & Co., Inc.
/s/ David E. Shaw
New York, New York